UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LIVERETAIL, INC.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 28, 2022

Physical address of issuer
770 SE Indian St., Stuart, FL 34997

Website of issuer
www.liveretail.com

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$40,318.96	$4,398.20
Cash & Cash Equivalents	$22,290.96	$4,398.20
Accounts Receivable	$18,028.00	$0.00
Short-term Debt	$486,452.66	$145,668.75
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,434,179.94	$0.00
Cost of Goods Sold	$389,846.75	$53,061.80
Taxes Paid	$0.00	$0.00
Net Income	-$1,721,423.33	-$142,270.55

April 26, 2024

FORM C-AR

LIVERETAIL, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LIVERETAIL, INC., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.liveretail.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You

should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LIVERETAIL, INC. (the "Company") is a Delaware Corporation, formed on September 28, 2022.

The Company is located at 770 SE Indian St., Stuart, FL 34997.

The Company's website is www.liveretail.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

LiveRetail, Inc. is a marketing technology company incubated within LiveTechnology Holdings over a two-year period and established as its own business in September 2022. LiveTechnology is a highly accomplished platform development company. The Company's primary objective is to provide local and online entities that operate under a Brand or sell Branded Products with a set of on-brand, ready-to-run social media posts and digital display ads at no cost. LiveRetail.com is now the largest online resource of brands, branded assets, and branded social media posts & ads. LiveRetail already supports over 700 brands generating over 30 million custom on-brand social media post and ads.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has

adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

We are increasingly dependent on information technology and expanding social media vehicles present new risks.

The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us on any social networking website could damage our or our brands' reputations. Employees or others might disclose non-public sensitive information relating to our business through external media channels, including through the use of social media. The continuing evolution of social media will present us with new challenges and risks.

RISKS RELATED TO THE OFFERING.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no

information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

RISKS RELATED TO THE SECURITIES.

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the

Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, several individuals beneficially owns 100% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $2.00 per interest by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $20,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

LiveRetail, Inc. is a marketing technology company incubated within LiveTechnology Holdings over a two-year period and established as its own business in September 2022. LiveTechnology is a highly accomplished platform development company. The Company's primary objective is to provide local and online entities that operate under a Brand or sell Branded Products with a set of on-brand, ready-to-run social media posts and digital display ads at no cost. LiveRetail.com is now the largest online resource of brands, branded assets, and branded social media posts & ads. LiveRetail already supports over 700 brands generating over 30 million custom on-brand social media post and ads.

Business Plan

LiveRetail is a new marketing technology company incubated within LiveTechnology Holdings over a two-year period and established as its own business in September 2022. LiveTechnology is a highly accomplished platform development company. It has been developing successful platforms since 2001 when it sold its distributed server architecture to Nortel Networks. LiveTechnology Holdings identifies the market and utilizes its technology stack and experience to build out the market fit. Once the solution is at the point of becoming a business, the IP and technical assets are moved into the newly formed business. Key staff members who are involved in the new business are also moved across into the new entity. Over the past 20 years, LiveTechnology Holdings, Inc. has incubated seven businesses and successfully exited four of these creating over $114 million dollars in investor wealth. These include the sale of its LiveAnalysis, Inc. business to Jupiter Media Metrix (NASDAQ:MMXI), the sale of a SaaS implementation on LivePlatform to Microsoft (NYSE:MSFT) as the Bing Business Portal (now Bing Places), the incubation and sale of LiveWeb, Inc. to the Omnicom Group (NYSE:OMC) as agency platforms to Omnicom, and the sale of the IP of LiveMailer to eBay (NASDAQ:EBAY). LiveRetail, Inc is the latest of these successful incubations as the IP, assets, and brand were transferred to LiveRetail, Inc. (a Delaware C Corp) in September 2022. LiveRetail.com is now the largest online resource of brands, branded assets, and branded social media posts & ads. LiveRetail already supports over 700 brands generating over 30 million custom on-brand social media post and ads. LiveRetail was set up with five major goals in mind: 1. Technology to automate the setup of a brand within 1 hour (vs Weeks) Including brand guidelines, styles, fonts, colors, and artwork 2. Crawler to onboard all the Locations in under 25 minutes Franchises, stores, agents, restaurants, dealerships, advisors, etc. 3. Adding the items, that brand currently promotes in under 2 hours Products, services, offers, specials, etc. 4. Utilize this content to automatically produce millions of on-brand creative Posts, ads, and TV/video – saving the market hundreds of millions of dollars. 5. Create and run hyper-targeted Campaigns for each local entity Geo-targeting using the physical address of the local entity Coupled with audience targeting collected from the branded Items To date, LiveRetail has more than 700 brand setups with over 30 million unique, on-brand, ready-to-run ads and posts that have been uniquely customized SPECIFICALLY to each local entity.

The Company's Products and/or Services

Once a Brand is in LiveRetail.com and all the on-brand, uniquely customized ads and posts have been created for every entity that operates under the brand or sells branded products, the LiveRetail.com process kicks into gear with 3 steps:

<u>Brand Crawler</u>
The Brand Crawler is an Artificial Intelligence ("AI") engine that analyzes a brand's website to engineer that brand's guidelines, colors, fonts, and rules. It onboards all the locations/entities that operate under the brand (franchisees/retail locations) or sell branded products (retailers) and then onboards the brand's promotions.

CreativeMatrix

A management interface that simplifies the control of branded creative across thousands of locations/entities. The brand promotions are across the top of the matrix, and all the brand affiliates/resellers are down the left. Each combination of the two produces a unique ad in the matrix. That unique ad is personalized for the location and customized for the promotion. (The CreativeMatrix is an admin-only facing tool).

Communication Engine

A branded email is created for each entity, with all their on-brand ads and posts embedded. Included in each email are that location's uniquely created on-brand ads and posts. Each location gets personalized creative and personalized messaging.

Checkout

Each location lands on a checkout page with all their ready-to-run, on-brand posts and ads. They can post to their social media pages at no cost or run campaigns in two clicks! They can set their budget, from $10 to $100,000. For a minor fee, they have the option to subscribe to the autoposter which will automatically post to their social media pages each week.

Unique Benefits	All ads and posts are on-brand and relevant Ad production costs are now ZERO Ensuring that the single largest hurdle (Ad creation) is GONE On-brand messaging reaches relevant consumers through hyper-targeting Brand locations, affiliates, and resellers can run these campaigns in 2 clicks The autoposter increases follower engages your customers and drives traffic Brands can also use LiveRetail to simplify their affiliate marketing
Production and Delivery	LiveRetail is a proactive platform that pre-builds all the on-brand advertising assets and distributes them through email allowing the client/prospect to subscribe to the service.
Target Audience	The 5.5 million businesses that operate under a brand or sell branded products and services
Limits and Liabilities	Currently, LiveRetail does not support the direct placement of digital advertising through a trafficking engine like Trade Desk or EMX Engine. We do however support the trafficking of ads directly to most social media channels (Facebook, Instagram, Twitter, etc.) and the Google Display network.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 770 SE Indian St., Stuart, FL 34997

The Company conducts business in Florida.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris Cupero

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Operating Officer, Dec. 2022 - Present, manage day to day operations of LiveRetail.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LiveTechnology Holdings, Inc., Director of LiveRetail Project, Sep. 2020 - Nov. 2022; oversight and management of the LiveRetail Project, including Board compliance, data gathering, and automations. LiveTechnology Holdings, Inc., Chief Client Officer of LivePlatform Business, Mar. 2016 - Present; direct interaction with top Brand Stewards across clients; gathering insights into market opportunities. Bank of America, Senior Vice President Enterprise Marketing Technology, Jan. 1998 - Mar. 2016; corporate marketing

Name

Vincent Fratto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

LiveRetail, Inc., Chief Creative Officer, Management of the Talent and Creative for the LiveRetail solution, Dec. 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LiveTechnology Holdings, Inc., Creative Director of LiveRetail Project, Sep. 2020 - Nov. 2022, Studio Team Management, including the design of the creative rules and base LiveAssets. LiveTechnology Holdings, Inc., Production Manager, Jun. 2008 - Present, Studio Team Management for all business units: LivePlatform, LiveMailer and LiveStuff. Design and conceptualization of LiveAsset

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Name

Wayne Reuvers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

LiveRetail, Inc., Chief Strategy Officer, Dec. 2022 - Present, Market Opportunity Analysis, Product Design and Oversight and Marketing Processes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman and Chief Strategy Officer of LiveTechnology Holdings, Inc., 1996 - present, SaaS and Martech Incubator, Responsible for the end-to-end solution design and implementation LivePlatform, Inc., Dec. 2012 - Present, LivePlatform Product Design, Management and Development LiveStuff, Inc., Jun. 13 - Present, LiveStuff Product Design, Management and Development

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Chris Cupero

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Chief Operating Officer, Dec. 2022 - Present, manage day to day operations of LiveRetail.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LiveTechnology Holdings, Inc., Director of LiveRetail Project, Sep. 2020 - Nov. 2022; oversight and management of the LiveRetail Project, including Board compliance, data gathering, and automations. LiveTechnology Holdings, Inc., Chief Client Officer of LivePlatform Business, Mar. 2016 - Present; direct interaction with top Brand Stewards across clients; gathering insights into market opportunities. Bank of America, Senior Vice President Enterprise Marketing Technology, Jan. 1998 - Mar. 2016; corporate marketing

---

Name

Vincent Fratto

All positions and offices held with the Company and date such position(s) was held with start and ending dates

LiveRetail, Inc., Chief Creative Officer, Management of the Talent and Creative for the LiveRetail solution, Dec. 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LiveTechnology Holdings, Inc., Creative Director of LiveRetail Project, Sep. 2020 - Nov. 2022, Studio Team Management, including the design of the creative rules and base LiveAssets. LiveTechnology Holdings, Inc., Production Manager, Jun. 2008 - Present, Studio Team Management for all business units: LivePlatform, LiveMailer and LiveStuff. Design and conceptualization of LiveAsset

---

Name

Wayne Reuvers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

LiveRetail, Inc., Chief Strategy Officer, Dec. 2022 - Present, Market Opportunity Analysis, Product Design and Oversight and Marketing Processes

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman and Chief Strategy Officer of LiveTechnology Holdings, Inc., 1996 - present, SaaS and Martech Incubator, Responsible for the end-to-end solution design and implementation LivePlatform, Inc., Dec. 2012 - Present, LivePlatform Product Design, Management and Development LiveStuff, Inc., Jun. 13 - Present, LiveStuff Product Design, Management and Development

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	10,000,000
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Class A Common Stock has voting rights, while the Class B Common Stock does not. Accordingly, the holders of the Class A Common Stock may approve corporate actions, such as the issuance of other securities of the Company, that could materially dilute and/or subordinate the economic interests of the Class B Common Stock.
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	4,099,250
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	LiveTechnology
Amount outstanding	$447,771.00
Interest rate and payment schedule	3.69%
Amortization schedule	
Describe any collateral or security	
Maturity date	12/31/26
Other material terms	

The total amount of outstanding debt of the company is $447,771.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	739,250	$1,478,500.00	Operational Overhead; Brand and Location Onboarding; Marketing and Advertising; SaaS Evolution / R&D	November 3, 2023	Regulation CF

Ownership

At this time, the Company has only two beneficial equity holders holding greater than 20% of the voting equity of the Company: LivePlatform, Inc. and LiveTechnology, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
LivePlatform, Inc.	47.3%
LiveTechnology, Inc.	30.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Our Annual Recurring Revenue (ARR) has surpassed the significant milestone of $1 million, demonstrating robust growth in our operations. Furthermore, our progress in onboarding brands has exceeded expectations, positioning us favorably against our established timeline. Our recent achievement includes securing contracts with the largest local Media Network, with negotiations underway with the second largest. These partnerships will facilitate direct Over-the-Top (OTT) and Connected TV (CTV) buying opportunities for our clients, spanning an impressive 95% coverage across the United States. At the core of our vision is the transformation of LiveRetail into the premier Agency Operating System (OS), dedicated to empowering agencies in scaling their creative endeavors and strategic initiatives. Presently, we boast a roster of 13 onboarded agencies and 6 distinguished Business Service providers. In parallel with our growth initiatives, we are actively engaged in capital-raising endeavors, leveraging strategic relationships to fuel expansion efforts. Additionally, we are driving revenue through tailored integrations and bespoke customization to address the unique requirements of our esteemed partners, supplemented by comprehensive sales and training support. Despite operating within a negative cash flow paradigm, we have strategically utilized short-term loan facilities provided by LiveTechnology to mitigate any financial shortfalls. This pragmatic approach ensures operational continuity as we navigate this pivotal phase of growth and expansion.

Management is focusing on closing reseller agreements with media companies (Nexstar, Sinclair and Compulse) and ad Agencies (Voro Digital, Brandstar, NordicClick) and business service providers.

Liquidity and Capital Resources

On November 3, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,478,500.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	LiveTechnology
Relationship to the Company	Owner of 20% or more equity
Total amount of money involved	$447,771.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Loan proceeds
Description of the transaction	The Company received a loan from LiveTechnology

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Chris Cupero
_____
(Signature)

Chris Cupero
_____
(Name)

President and Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Cupero
(Signature)

Chris Cupero
_____
(Name)

President and Chief Operating Officer
_____
(Title)

_____
(Date)

/s/Wayne Reuvers
_____
(Signature)

Wayne Reuvers
(Name)

Chief Strategy Officer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements and Corporate Resolution

EXHIBIT A

Financial Statements

LiveRetail, Inc
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Truist	22,290.96
Total Checking/Savings	22,290.96
Accounts Receivable	
Accounts Receivable	18,028.00
Total Accounts Receivable	18,028.00
Total Current Assets	40,318.96
TOTAL ASSETS	**40,318.96**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	38,681.66
Total Accounts Payable	38,681.66
Other Current Liabilities	
Contract Client Relationship	214,593.00
ST-Loan LiveTechnology	233,178.00
Total Other Current Liabilities	447,771.00
Total Current Liabilities	486,452.66
Total Liabilities	486,452.66
Equity	
Opening Balance Equity	1,000.00
RegCF Public Offering Equity	1,416,560.18
Retained Earnings	-142,270.55
Net Income	-1,721,423.33
Total Equity	-446,133.70
TOTAL LIABILITIES & EQUITY	**40,318.96**

LiveRetail, Inc
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Media Fees	41,868.24
Platform Customization	862,442.00
Rebilled Media	14,891.70
Subscriptions	514,978.00
Total Income	1,434,179.94
Cost of Goods Sold	
Hosting and Co-Location	317,760.00
Media	69,583.68
Merchant Account Fees	1,722.17
Partner Commission	780.90
Total COGS	389,846.75
Gross Profit	1,044,333.19
Expense	
Bank Service Charges	1,567.19
Clients + Staff Transfer	1,072,968.00
Dues and Subscriptions	6,997.69
Interest Expense	1,343.77
Marketing and Advertising	
Promotional Agreements	402,000.00
Public Relations	16,500.00
Total Marketing and Advertising	418,500.00
Payroll Expenses	
Consulting	188,893.81
Gross Wages	778,542.21
Health Dental Vision Insurance	63,739.64
Payroll Fee	14,157.00
Payroll Taxes	66,507.10
Workers Comp, Disability, EPL	1,025.80
Payroll Expenses - Other	135,917.46
Total Payroll Expenses	1,248,783.02
Professional Fees	1,364.86
Rent Expense	1,091.70
Travel Expense	13,140.29
Total Expense	2,765,756.52
Net Ordinary Income	-1,721,423.33
Net Income	**-1,721,423.33**

LiveRetail, Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Truist	4,398.20
Total Checking/Savings	4,398.20
Total Current Assets	4,398.20
TOTAL ASSETS	**4,398.20**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	145,668.75
Total Accounts Payable	145,668.75
Total Current Liabilities	145,668.75
Total Liabilities	145,668.75
Equity	
Opening Balance Equity	1,000.00
Net Income	-142,270.55
Total Equity	-141,270.55
TOTAL LIABILITIES & EQUITY	**4,398.20**

LiveRetail, Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Media Fees	3,500.00
Total Income	3,500.00
Cost of Goods Sold	
Hosting and Co-Location	52,960.00
Merchant Account Fees	101.80
Total COGS	53,061.80
Gross Profit	-49,561.80
Expense	
Payroll Expenses	
Consulting	1,500.00
Payroll Expenses - Other	66,766.63
Total Payroll Expenses	68,266.63
Professional Fees	23,987.50
Rent Expense	454.62
Total Expense	92,708.75
Net Ordinary Income	-142,270.55
Net Income	**-142,270.55**


Corporate Resolution
LiveRetail Inc.


Subject: Summary of Board Meeting discussions and Decisions

Whereas, a meeting of the Board of Directors of LiveRetail was held on April 2nd, 2024, with the following members present: Wayne Reuvers, Chairman and Chief Strategy Officer; Chris Cupero, President and Chief Operating Officer; and Vinny Fratto, Chief Creative Officer.

Whereas, the Board discussed various matters pertinent to the strategic direction and operations of LiveRetail.

Resolved, that the following matters were discussed and decided upon:

1. Partnerships with Nexstar and Sinclair: The Board acknowledged the significant opportunities presented by partnerships with major media companies, particularly Nexstar and Sinclair, who have a strong focus on localized digital strategies. It was noted that LiveRetail has signed the first contract with Nexstar and is currently negotiating a full platform customization and rollout, signifying a strategic alignment with these industry leaders.
2. Strategic Partnerships with Agencies: The Board recognized the importance of collaborating with agencies to expand reach and offerings. LiveRetail has successfully onboarded 12 agencies as strategic partners, reflecting a commitment to leveraging existing networks and fostering mutually beneficial relationships.
3. Investment in Efficiency: The Board approved investments aimed at increasing operational efficiency, specifically in the automation of collateral building to assist agencies in sales efforts. This investment is intended to streamline processes and enhance the effectiveness of sales initiatives.
4. Shift in Sales Focus: The Board acknowledged a strategic shift in sales focus away from direct sales to businesses and franchisors. Instead, LiveRetail will prioritize becoming the operating system for agencies, recognizing the scalability and long-term potential of this approach.

Resolved, that the actions and decisions outlined above are hereby approved and ratified by the Board of Directors of LiveRetail.

Resolved further, that the officers of LiveRetail are authorized and directed to take all necessary and appropriate actions to implement the decisions made at this meeting.

Resolved finally, that this Corporate Resolution shall be deemed effective immediately upon adoption. The Officers of this Corporation are hereby authorized to perform the acts to carry out this Resolution.

We, the undersigned directors of this Corporation constituting a quorum of the Board, **consent and agree** to all of the above on this 2 day of April 2024.

_____ Wayne Reuvers_____ 04/02/2024
Director Signature   Printed Name   Date

_Chris Cupero_____ Chris Cupero_____ 04/02/2024
Director Signature   Printed Name   Date

_____ _____ _____
Director Signature   Printed Name   Date

The Secretary of the Corporation certifies that the above is a true and correct copy of the Resolution that was duly adopted at a meeting of the Board of Directors.

_____ Gina Blomkamp_____ 04/02/2024
Secretary Signature   Printed Name   Date